

August 27, 2013

Via Facsimile
J. T. McManus, II
Chairman, Chief Executive Officer and President
Energen Corporation / Alabama Gas Corporation
605 Richard Arrington Jr. Boulevard North
Birmingham, Alabama 35203-2707

> **Re: Energen Corporation / Alabama Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File Nos. 001-07810 / 002-38960**

Dear Mr. McManus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data, page 39

Note 1 – Summary of Significant Accounting Policies, page 53

B. Oil and Gas Operations – Property and Related Depletion, page 53

1. We note your disclosure: "Exploratory drilling costs are capitalized pending determination of proved reserves. If proved reserves are not discovered, the exploratory drilling costs are expensed." Please tell us what consideration you gave to the additional exploratory well cost disclosure requirements of FASB ASC Topic 932-235-50-1A and 1B, or tell us why you believe such disclosures are not applicable.

Note 8 – Financial Instruments and Risk Management, page 80

Concentration of Credit Risk, page 85

2.   We note your disclosure pertaining to significant customer concentrations, in which you
        state: "During the year ended December 31, 2012, the two largest oil and gas purchasers
        accounted for approximately 27 percent and 12 percent of Energen Resources' total
        operating revenues." Based on this information, it appears the largest purchaser you
        reference would correspondingly have been responsible for approximately 19.5 percent
        of your 2012 total operating revenues. Accordingly, please tell us what consideration
        you gave to the disclosure requirements of Item 101(C)(1)(vii) of Regulation S-K in your
        "Item 1. Business" disclosures.

Note 17 – Oil and Gas Operations, page 93

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page 96

3.   We note your disclosure of "Discounted future net cash flows before income taxes" or
        what is more commonly known as "PV10." Please be advised that this disclosure is
        considered a non-GAAP measure. As such, please remove such disclosure from the
        footnotes.

Engineering Comments

Properties, page 12

Net Undeveloped Acreage, page 14

4.   Item 1208(b) of Regulation S-K requires the disclosure of the remaining terms of
        material expiring leasehold acreage. Please amend your document to comply with
        Regulation S-K.

5.   In addition, tell us the figures for any proved undeveloped reserves you attributed to the
        expiring acreage that is scheduled to be drilled after the expiration date(s). If such PUD
        reserves are material, explain to us how/if you will avoid the loss of these reserves.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Financial Position and Liquidity, page 27

6.   We note your statement on page 28, "During 2012, the Company added approximately 12
        MMBOE of reserves primarily from the Permian Basin oil property acquisitions. Also
        during 2012, Energen Resources added 57 MMBOE of reserves from discoveries and

other additions, primarily the result of development and exploratory drilling that increased the number of proved undeveloped locations in the Permian Basin." As you disclose only proved reserves, we assume that you are referring to proved reserves. Please confirm and revise your disclosure accordingly. If you are referring to proved and unproved reserves, then revise to provide the information required by Item 1202(a)(2) of Regulation S-K for those unproved categories.

7.   Item 1202(a)(6) of Regulation S-K requires a registrant that is disclosing material additions to its reserves estimates to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Please amend your document to comply with Regulation S-K.

Exhibit 99(b)

8.   We note the statement on page four of the third party engineering report, "It is our opinion ERC's estimate of net Proved reserve quantities in the "Subject Areas" were prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the 2007 Petroleum Resources Management System sponsored by the SPE, WPC, AAPG and SPEE." While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted petroleum engineering and evaluation principles." Please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles or revise the report accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863, or Shannon F. Buskirk, Staff Accountant, at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704, with questions about engineering comments. Please contact me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director